SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of a Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2003

                                ASML Holding N.V.

                                   De Run 1110
                                5503 LA Veldhoven
                                 The Netherlands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F    X                Form 40-F
                              ---                           ---



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes                           No    X
                        ---                          ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83266) OF ASML HOLDING N.V.

Exhibits
--------

99.1 "ASML Announces Second-Half and Annual Results For 2002," dated January 16, 2003.

99.2    Summary Consolidated Statements of Operations.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ASML HOLDING N.V. (Registrant)

Date: January 16, 2003                By:  /s/ Peter T.F.M. Wennink
                                          -----------------------------
                                          Peter T.F.M. Wennink
                                          Vice President of Finance/
                                          Administration and Chief
                                          Financial Officer